UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. _3_*)

Heartland Financial USA, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

42234Q102
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]    Rule 13d-1(b)
[   ]    Rule 13d-1(c)
[   ]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dubuque Bank and Trust Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)☐ (b)☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Commercial bank organized under the laws of the State of Iowa
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 382,175.5
	6	SHARED VOTING POWER 170,982
	7	SOLE DISPOSITIVE POWER 382,175.5
	8	SHARED DISPOSITIVE POWER 170,982
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 553,157.5
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.36%
12	TYPE OF REPORTING PERSON BK

Item 1(a)        Name of Issuer:
    Heartland Financial USA, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
    1398 Central Avenue
    Dubuque, Iowa 52001

Item 2(a)        Name of Person Filing:
    Dubuque Bank and Trust Company

Item 2(b)        Address of Principal Business Office, or if None, Residence:
    1398 Central Avenue
    Dubuque, Iowa 52001

Item 2(c)        Citizenship:
    A commercial bank organized under the laws of the State of Iowa

Item 2(d)        Title of Class of Securities:
    Common Stock

Item 2(e)        CUSIP Number:
    42234Q102

Item 3.      If this statement is filed pursuant to §§240.13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act.
(b)	☒	Bank, as defined in Section 3(A)(G) of the Act.
(c)	☐	Insurance company as defined in Section 3(A)(19) of the Act.
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	☐	Investment advisor in accordance with § 240.13d-1(b)(1)(ii)(E).
(f)	☐	Employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F).
(g)	☐	Parent holding company, in accordance with § 240.13D-1(b)(ii)(G).
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(J).

Item 4.    Ownership

    (a)    Amount beneficially owned:
The amount of securities reported as beneficially owned consists of 553,157.5 shares of the Issuer’s common stock for which the Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts. With respect to such shares, the Reporting Person has sole voting and investment power with respect to 382,175.5 shares and shared voting and investment power over 170,982 shares. The amount reported as beneficially owned does not include 1,616,725.616 shares held in trust or other fiduciary accounts and over which the Reporting Person exercises no voting or investment power. The 553,157.5 shares and the 2,169,883.116 shares (consisting of the 553,157.5 shares with sole or shared voting and investment power and the 1,616,725.616 with no voting or investment power) represent 3.36% and 13.20% respectively, of the issued and outstanding shares of the Issuer. The Reporting Person disclaims beneficial ownership of all 2,169,883.116 shares and the report shall not be construed as an admission of beneficial ownership for the purposes of Section 13 or any other purpose.

(b)    Percent of class:
    3.36%

    (c)    Number of shares as to which such person has:
        (i)    sole power to vote or to direct the vote
    382,175.5

        (ii)    shared power to vote or to direct the vote
    170,982

        (iii)  sole power to dispose or to direct the disposition of
    382,175.5

        (iv)    shared power to dispose or to direct the disposition of
    170,982

Item 5.    Ownership of Five Percent or Less of a Class

Item 6.    Ownership of More Than Five Percent on Behalf of Another Person
The amount of securities reported as beneficially owned consists of shares of the Issuer’s common stock for which the   Reporting Person serves as sole or co-fiduciary with respect to trust and other accounts. The Reporting Person is not aware of any person or group of persons who own more than five percent of the Issuer’s common stock and for whom the Reporting Person serves as sole or co-fiduciary, except that the Reporting Person is a co-trustee of a trust over which Lynn S. Fuller controls the voting of all 123,078 shares of the Issuer’s common stock held by such trust.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the
         Parent Holding Company
                N/A

Item 8.    Identification and Classification of Members of the Group
                N/A

Item 9.    Notice of dissolution of group
          N/A

Item 10.          Certifications
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and Are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 2, 2005
Dubuque Bank and Trust Company
By
Signature:    /s/ Paul J. Peckosh
            Executive Vice President, Trust